September 17, 2019

Brian J. Wendling
Senior Vice President, Controller and Principal Financial Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

       Re: Liberty Media Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed February 28, 2019
           Form 10-Q for the Quarter Ended June 30, 2019
           Filed August 8, 2019
           File No. 001-35707

Dear Mr. Wendling:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Results of Operations - Consolidated
Adjusted OIBDA, page II-11

1. You refer to Note 18 of the financial statements for a reconciliation of Adjusted OIBDA to Operating Income (loss) and Earnings (loss) from continuing operations before income taxes. The notes to the financial statement may not include non-GAAP measures.
       Additionally, the ASC 280 reconciliation is not a substitute for the required non-GAAP reconciliation. Refer to Item 10(e)(ii)(C) of Regulation S-K. In this regard,

       (a) please provide the required reconciliation for your non-GAAP measure, Adjusted
       EBITDA, and define it hereunder, starting with its most comparable GAAP measure.
 Brian J. Wendling
Liberty Media Corporation
September 17, 2019
Page 2
         (b) omit the non-GAAP reference in the segment footnotes.

         Please also comply with this comment in your Forms 10-Q and 8-K. Notes to Consolidated Financial Statements
(11) Income Taxes, page II-77

2. Please separately disclose the domestic and foreign components of income before income taxes. Refer to Rule 4-08(h) of Regulation S-X.
Form 10-Q for the Quarter Ended June 30, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Material Changes in Financial Condition, page I-50

3. Please expand the disclosure to highlight how certain transactions materially impacted your financial condition, liquidity and capital resources and describe your capital allocation priorities in greater detail. Additionally, please

         (a) revise your tabular presentation of cash and cash equivalents to include only such amounts available to Liberty Media per your presentation on page II-15 of the Form 10-
         K. In this regard, we note your statements hereunder that you do not have ready access to cash held by SIRIUS XM Holding and Formula 1 (in the case of the latter, due to the RP test not having been met).

         (b) further disclose the nature of the RP test of the Senior Loan Facility and the Revolver at Formula 1 and why it was not met.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Claire
DeLabar, Senior Staff Accountant at (202)551-3349 if you have any questions.



FirstName LastNameBrian J. Wendling                            Sincerely,
Comapany NameLiberty Media Corporation
                                                               Division of
Corporation Finance
September 17, 2019 Page 2                                      Office of
Telecommunications
FirstName LastName